Registration No.  333-11951
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 168

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):  $500.00*

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on October 2, 1996 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 168

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's Securities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.

Part 1 of 2

                    First Trust (registered trademark)

               Global Target 15 Trust, October 1996 Series
          (The First Trust Special Situations Trust, Series 168)


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED OCTOBER 2, 1996. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trust. The First Trust Special Situations Trust, Series 168 (the "Trust") is a unit investment trust consisting of a diversified portfolio of common stocks issued by companies incorporated or headquartered in the United States, United Kingdom and Hong Kong which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").


The portfolio of the Trust consists of 15 common stocks of companies which are components of the Dow Jones Industrial Average (the "DJIA"), the Financial Times Industrial Ordinary Share Index (the "FT Index") and the Hang Seng Index. Specifically, the portfolio consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business two days prior to the date of this Prospectus in the case of the DJIA stocks and three days prior to the date of this Prospectus in the case of the FT Index and Hang Seng Index stocks. See "Schedule of Investments" for the Trust. The objective of the Trust is to provide an above-average total return through a combination of dividend income and capital appreciation. Units of the Trust are not designed for their prices to parallel or correlate with movements in the DJIA, FT Index or Hang Seng Index, either individually or collectively, and it is expected that their prices will not do so. The Trust has a mandatory termination date (the "Mandatory Termination Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." Investors should note that an investment in a portfolio which contains foreign equity securities, such as the Trust, involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. Also, the reversion of Hong Kong to Chinese control on July 1, 1997 may adversely affect the Equity Securities of Hong Kong issuers contained in the Portfolio. See "Risk Factors." There is, of course, no guarantee that the objective of the Trust will be achieved.



The publishers of the DJIA, FT Index and the Hang Seng Index are not affiliated with the Sponsor, and these publishers have not granted the Trust or the Sponsor a license to use these indexes, and have not participated in the creation of the Trust or in the selection of stocks therein, and have not approved any information herein related thereto.



Each Unit of the Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash in the Trust with instructions to purchase Equity Securities in the Trust to create new Units after the Initial Date of Deposit in the manner described in "What is the First Trust Special Situations Trust?" in Part II of this Prospectus.


Unless otherwise indicated, all amounts herein are stated in U.S.
dollars. In the case of the common stocks which are components of the FT Index or Hang Seng Index (the "Foreign Equity Securities"), these amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the business day prior to the Initial Date of Deposit.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.

              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

             The date of this Prospectus is October 2, 1996

Public Offering Price. The Public Offering Price per Unit is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by their closing sale prices) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge for the Trust equal to the difference between the maximum sales charge for the Trust (2.90% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.1900 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing November 29, 1996, and on the last business day of each month thereafter, through August 29, 1997, a deferred sales charge of $.019 also will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.90% of the Public Offering Price (equivalent to 2.930% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side value for the secondary market transactions and includes the liquidation costs associated with selling Equity Securities to meet redemptions or upon Trust termination. The minimum purchase for the Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The sales charge for the Trust is reduced on a graduated scale for sales involving at least $50,000. See "How is the Public Offering Price Determined?" in Part II of this Prospectus.



Estimated Net Annual Distributions. The estimated net annual dividend distribution to Unit holders (based on the most recent interim and final ordinary dividend declared with respect to the Equity Securities and converted into U.S. dollars, if applicable, at the offer side of the exchange rate at the Evaluation Time) on the business day prior to the Initial Date of Deposit was $.4954 per Unit. This estimate will vary with changes in the Trust's fees and expenses, in dividends received, in currency exchange rates, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distribution will be realized in the future.



Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on December 31, 1996 and June 30, 1997 to Unit holders of record on December 15, 1996 and June 15, 1997, respectively, and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"
in Part II of this Prospectus. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II of this Prospectus.


Foreign Investors. If you are not a United States citizen or resident, distributions from the Trust will generally not be subject to U.S. federal withholding tax. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Such investors should consult their tax adviser regarding the imposition of U.S. withholding on distributions.

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. See "Will There be a Secondary Market?" and "How May Units be Redeemed?" in Part II of this Prospectus. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate 1997 trust (the "New Trust") in conjunction with the termination of the Trust. The portfolio of the New Trust will contain the common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business three days prior to the Initial Date of Deposit of such New Trust for the FT Index and Hang Seng Index stocks and two business days prior to the Initial Date of Deposit of such New Trust for the DJIA stocks. Unit holders who hold their Units in book entry form may specify by October 1, 1997 to have their Units redeemed in-kind, the distributed securities sold, and the proceeds invested in a New Trust or a trust with a similar investment strategy at a reduced sales charge, provided such New Trust or other similar trusts are offered and Units are available. Cash not invested in a New Trust or such other trusts will be distributed. (Such Unit holders are "Rollover Unit holders"). Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust or other eligible trust. This exchange option may be modified, terminated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part II of this Prospectus.


Termination. Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered. Unit holders not electing the "Rollover Option" will receive a cash distribution within a reasonable time after the Trust's termination. See "How are Income and Capital Distributed?" and "Other Information" in Part II of this Prospectus.


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market, governmental, political, economic and fiscal policies of the representative countries (especially Hong Kong following the July 1, 1997 reversion to Chinese control), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. An investment in the Trust will also be subject to the risks of currency fluctuations associated with investments in Foreign Equity Securities trading in non-U.S. currencies. The Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Some Additional Considerations for Investors?-Risk Factors" in Part II of this Prospectus.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                 of the Equity Securities-October 2, 1996


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                    Global Target 15 Trust
                                                                                                    October 1996 Series
                                                                                                    ______________________
General Information
Initial Number of Units (1)                                                                             15,000
Fractional Undivided Interest in the Trust per Unit (1)                                               1/15,000
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                       $  150,470
    Aggregate Offering Price Evaluation of Equity Securities per Unit                               $  10.0313
    Maximum Sales Charge 2.90% of the Public Offering Price per Unit
        (2.930% of the net amount invested, exclusive of the deferred sales charge) (3)             $    .2939
    Less Deferred Sales Charge per Unit                                                             $   (.1900)
    Public Offering Price per Unit (3)                                                              $  10.1352
Sponsor's Initial Repurchase Price per Unit                                                         $   9.8413
Redemption Price per Unit (based on aggregate underlying
    value of Equity Securities less the deferred sales charge) (4)                                  $   9.8413

Cash CUSIP Number                          33718R 724
Reinvestment CUSIP Number                  33718R 732
Initial Date of Deposit                    October 2, 1996
First Settlement Date                      October 7, 1996
Rollover Notification Date                 October 1, 1997
Special Redemption and Liquidation
      Period                               October 15, 1997 to October 31, 1997
Mandatory Termination Date                 October 31, 1997
Discretionary Liquidation Amount           A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the primary offering period.
Trustee's Annual Fee                       $.0090 per Unit outstanding.
Evaluator's Annual Fee                     $.0025 per Unit outstanding.
Supervisory Fee (5)                        Maximum of $.0025 per Unit outstanding annually payable to an affiliate of the
                                           Sponsor.
Income Distribution Record Date            Fifteenth day of each June and December commencing December 15, 1996
Income Distribution Date (6)               Last day of each June and December commencing December 31, 1996
Evaluation Time                            Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York
                                           Stock Exchange on each day on which it is open.

[FN]
______________
(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange) on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof.
The aggregate value of the Foreign Equity Securities in the Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II of this Prospectus.

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(6) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

          FEE TABLE-Global Target 15 Trust, October 1996 Series

This Fee Table is intended to help you understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a New Trust subject only to the deferred sales charge.

                                                                                                           Amount
                                                                                                           per Unit
                                                                                                           ________
Unit holder Transaction Expenses

Initial sales charge imposed on purchase
    (as a percentage of public offering price)                                           1.03%(a)          $ .104
Deferred sales charge
    (as a percentage of public offering price)                                           1.87%(b)            .190
                                                                                         ________          ________
                                                                                         2.90%             $ .294
                                                                                         ========          ========
Maximum sales charge imposed on
    reinvested dividends                                                                 1.90%(c)            .190

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                            .089%             $.0090
Portfolio supervision, bookkeeping, administrative and
    evaluation fees                                                                      .059%              .0060
Other operating expenses                                                                 .110%              .0111
                                                                                         ________          ________
    Total                                                                                .258%             $.0261
                                                                                         ========          ========

                                                     Example
                                                     _______
                                                                     Cumulative Expenses Paid for Period:
                                                                     ____________________________________
                                                            1 Year           3 Years          5 Years          10 Years
                                                            ______           _______          _______          ________

An investor would pay the following expenses on a $1,000
investment, assuming the Global Target 15 Trust, October
1996 Series estimated operating expense ratio of .258% and
a 5% annual return on the investment throughout the periods $ 32             $ 76             $ 124            $ 254

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
______________
(a) The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.019 per month per Unit, irrespective of purchase or redemption price deducted over a ten-month period for each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.90% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.90% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed" in Part II of this Prospectus.

Equity Securities Selected for Global Target 15 Trust, October 1996 Series

DJIA INDEX Portfolio

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company also markets AT&T products, systems and services in the United States and abroad.

Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.

General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn", "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, is a worldwide producer of printing papers, packaging and forest products. The company also operates specialty businesses and a broadly based paper distribution network.

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, and manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

FT INDEX Portfolio

BICC Plc manufactures cables and provides construction and engineering services. The company's construction and engineering activities are primarily located in North America and Asia-Pacific while the cable business is managed through regional operations based in Europe, North America, Australia and Asia-Pacific. BICC serves the power, communications, transport and building sectors.

BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer-related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, healthcare, environmental control and paper and printing products.

British Gas Plc buys, transmits and distributes gas. The company supplies gas and services to customers in Great Britain and markets gas appliances. British Gas also explores for and produces oil and gas in the United Kingdom and overseas.

British Telecom Plc provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. British Telecom has operations throughout the world.

Hanson Plc is an industrial management company with operations in the United Kingdom, the United States and to a lesser extent in Australia, South Africa and other regions of the world. The company's business activities include the manufacture and sale of chemicals, building materials and consumer and recreational products, the mining of coal, house building and the sale and distribution of propane.

HANG SENG INDEX Portfolio

Amoy Properties Ltd. is a property investment company and a subsidiary of Hang Lung Development Company Ltd. The company invests in commercial, office, residential and industrial properties in Hong Kong. The company is also involved in car park management and property management.

Henderson Investment Ltd., a partially-owned subsidiary of Henderson Land Development Co., is a holding company with interests in property development and investment and utilities. Its property portfolio is composed of residential, commercial and industrial properties on Hong Kong Island and in Kowloon and the New Territories.

Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering and other services. The company also sells and rents telecommunications equipment. The principal activities of the company are conducted in Hong Kong.

Shun Tak Holdings Ltd. is involved in shipping, property, restaurants, air transportation and hotels in the Asia-Pacific region. The company operates jet-foil services, develops residential and commercial properties in Hong Kong, Macau and Australia, has interests in 3 restaurants and 5 hotels and operates air cargo services to 9 destinations in Europe and Asia.

South China Morning Post (Holdings) Ltd. publishes, prints and distributes the "South China Morning Post", "South China Sunday Morning Post" and "Wah Kiu Yat Po". The company also has operations in book selling, magazine publishing and distribution. All of their activities are based in Hong Kong, with 90% of the Group's turnover resulting from publishing and printing of newspaper.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 168


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 168, comprised of Global Target 15 Trust, October 1996 Series, as of the opening of business on October 2, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on October 2, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 168, comprised of Global Target 15 Trust, October 1996 Series, at the opening of business on October 2, 1996 in conformity with generally accepted accounting principles.



                                ERNST & YOUNG LLP


Chicago, Illinois
October 2, 1996

                                                  Statement of Net Assets

                              GLOBAL TARGET 15 TRUST, OCTOBER 1996 SERIES
                     The First Trust Special Situations Trust, Series 168
                           At the Opening of Business on October 2, 1996,
                                              the Initial Date of Deposit



                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                      $150,470
Less liability for deferred sales charge (3)                                                                     (2,850)
                                                                                                               ________
Net assets                                                                                                     $147,620
                                                                                                               ========
Units outstanding                                                                                                15,000

                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                          $152,029
Less sales charge (4)                                                                                            (4,409)
                                                                                                               ________
Net assets                                                                                                     $147,620
                                                                                                               ========


[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value at the close of business on October 1, 1996, the business day prior to the Initial Date of Deposit.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) Represents the amount of mandatory distributions from the Trust ($.19 per Unit), payable to the Sponsor in ten equal monthly installments beginning on November 29, 1996 and on the last business day of each month thereafter through August 29, 1997. If Units are redeemed prior to August 29, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(4) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.90% of the Public Offering Price (equivalent to 2.930% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                              GLOBAL TARGET 15 TRUST, OCTOBER 1996 SERIES
                     The First Trust Special Situations Trust, Series 168
                           At the Opening of Business on October 2, 1996,
                                              the Initial Date of Deposit



                                                                     Percentage       Market       Cost of
Number                                                               of Aggregate     Value        Equity          Current
of                                                                   Offering         per          Securities to   Dividend
Shares      Name of Issuer of Equity Securities (1)                  Price            Share        Trust (2)       Yield (3)
______      _______________________________________                  ____________     ______       _____________   _________
            DJIA Companies:
            _______________
   259      AT&T Corporation                                          6.69%           $38.8750     $ 10,069         3.40%
   160      Chevron Corporation                                       6.72%            63.2500       10,120         3.42%
   205      General Motors Corporation                                6.73%            49.3750       10,122         3.24%
   234      International Paper Company                               6.67%            42.8750       10,033         2.33%
   144      Minnesota Mining & Manufacturing Company                  6.64%            69.3750        9,990         2.83%

            FT Index Companies:
            ___________________
 2,160      BICC Plc                                                  6.63%             4.6156        9,970         5.22%
 2,320      BTR Plc                                                   6.52%             4.2322        9,819         6.08%
 3,200      British Gas Plc                                           6.64%             3.1214        9,988         9.09%
 1,755      British Telecom Plc                                       6.51%             5.5778        9,789         6.56%
 6,750      Hanson Plc                                                6.63%             1.4785        9,980         9.65%

            Hang Seng Index Companies:
            __________________________
 8,500      Amoy Properties Ltd.                                      6.61%             1.1702        9,946         4.81%
 9,000      Henderson Investment Ltd.                                 6.65%             1.1120       10,008         4.77%
 5,600      Hong Kong Telecommunications Ltd.                         6.81%             1.8296       10,246         4.79%
16,000      Shun Tak Holdings Ltd.                                    6.87%              .6465       10,344         6.50%
14,000      South China Morning Post (Holdings) Ltd.                  6.68%              .7176       10,046         5.41%
                                                                     _______                       ________
                Total Investments                                      100%                        $150,470
                                                                     =======                       ========

[FN]
____________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on October 1, 1996. The Trust has a mandatory termination date of October 31, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on October 1, 1996, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $150,470. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $151,693 and $1,223, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, on that Equity Security in the period and dividing the result by that Equity Security's closing sale price on the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                 This page is intentionally left blank.

Page 11
                    FIRST TRUST (registered trademark)

                         GLOBAL TARGET 15 TRUST
                           OCTOBER 1996 SERIES

                               Prospectus
                                 Part I


                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                            1-630-241-4141


                                Trustee:

                        The Chase Manhattan Bank
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.


When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:



Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.



The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                             October 2, 1996


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 12


Part 2 of 2

                    FIRST TRUST (REGISTERED TRADEMARK)
                         GLOBAL TARGET 15 TRUST
              The First Trust Special Situations Trust Series


                           Prospectus Part II
                          Dated October 2, 1996


THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trust set forth in Part I of this Prospectus (the "Trust"). The Trust was created under the laws of the State of New York pursuant to the Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

The objective of the Trust is to provide an above-average total return through a combination of dividend income and capital appreciation by investing in a diversified portfolio of common stocks issued by companies incorporated or headquartered in the United States, United Kingdom and Hong Kong. The portfolio of the Trust consists of 15 common stocks of companies which are components of the Dow Jones Industrial Average (the "DJIA"), the Financial Times Industrial Ordinary Share Index (the "FT Index") or the Hang Seng Index. Specifically, the portfolio consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business three business days prior to the date of Part I of this Prospectus in the case of the FT Index stocks and the Hang Seng Index stocks and two business days prior to the date of Part I of this Prospectus in the case of the DJIA stocks.

The publishers of the DJIA, FT Index and the Hang Seng Index are not affiliated with the Sponsor. There is, of course, no guarantee that the objective of the Trust will be achieved.

Today's global equities marketplace offers a compelling investment opportunity. Many countries, including Hong Kong and the United Kingdom, follow the United States in economic activity, altogether accounting for a significant portion of the world's economic activity.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

Additionally, international equity markets offer attractive growth potential, which can help investors diversify their portfolios globally and give them above-average capital appreciation potential. Equities, as most investors know, have historically outperformed bonds and other fixed-income securities and have outpaced the inflation rate over the long term. The Trust allows investors to make an investment in global-based companies in the United States, Hong Kong and the United Kingdom.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth in Part I of this Prospectus under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. An affiliate of the Trustee may receive these brokerage fees or, the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust, as set forth under "Summary of Essential Information" appearing in Part I of this Prospectus. To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" for such Trust in Part I of this Prospectus.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed from the Trust in amounts as set forth under "Summary of Essential Information" in Part I of this Prospectus, the Sponsor will not receive any fees in connection with its activities relating to the Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for this Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P. will receive an annual supervisory fee from the Trust, which is not to exceed the amount set forth under such Trust's "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. This fee may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.

Subsequent to the initial offering period, First Trust Advisors L.P., the Evaluator and an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus. The fee may exceed the actual costs of providing such evaluation services for this Trust, but at no time will the total amount received for evaluation services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as indicated in "Summary of Essential Information" in Part I of this Prospectus. The fee is computed per Unit in such Trust outstanding based upon the largest aggregate number of Units of such Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. However, the Trustee may bear from its own resources certain expenses relating to the Trust, including organization costs and brokerage commissions. The Trustee's and Evaluator's fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; foreign custodial and transaction fees; and all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the

Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. The Trust will report as gross income earned by U.S. Unit holders their pro rata share of dividends received by the Trust as well as their pro rata share of the associated Tax Credit Amount (as defined in "United Kingdom Taxation" below) relating to Equity Securities listed on the FT Index, notwithstanding that it is not certain that U.S. Unit holders will receive any refund of U.K. taxes. Although a U.S. Unit holder is unlikely to be able to directly obtain Treaty Payments (as defined in "United Kingdom Taxation" below) under the U.S.-U.K. Treaty, the U.K. Inland Revenue operates a special procedure under which trustees of funds such as the Trust may be entitled to claim Treaty Payments on behalf of investors. The Trustee intends to apply to the U.K. Inland Revenue for their approval for such a procedure to apply in respect of the Trust. If such approval is given, the amount of any Treaty Payment to be obtained with respect to a dividend will be reflected in the net asset value of the Trust and will be distributed to investors on the first Distribution Date after the dividend is received by the Trust. Those U.S. Unit holders who hold Units on the relevant record date for dividends on the underlying Securities held by the Trust should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments. In addition, IRAs and other plans addressed below under "Why are Investments in the Trust Suitable for Retirement Plans?" should note that they are not eligible to claim any Treaty Payment (as defined below under "United Kingdom Taxation").

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. A Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?- Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and will generally be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Trust (the "New Trust"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust, including his or her pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of Termination of the Trust and of Investment in a New Trust. As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover
Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

Unit holders will be notified annually of the amounts of income and dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

UNITED KINGDOM TAXATION

Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the Trust as described herein and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unit holders who beneficially hold Units in the Trust as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to income and capital gains (the "Treaty") and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. or U.S. law or the practice relating thereto, and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unit holders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units in the Trust.


Taxation of Dividends. Where a U.K. resident receives a dividend from a U.K. company (other than a foreign income dividend (see below)), such resident is generally entitled to a tax credit, which may be offset against such resident's U.K. taxes or, in certain circumstances, repaid. Under the Treaty, a U.S. Unit holder who is resident in the U.S. for the purposes of the Treaty may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. The tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit Amount"). Although such a U.S. Unit holder who held shares directly in a company resident in the U.K. for the purposes of the Treaty, could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment") pursuant to the terms of the Treaty, the ability of such a U.S. Unit holder who holds Units in the Trust to claim such a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index is unclear where dividend payments are made directly to an entity such as the Trust. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unit holder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. company pays the dividend to an entity such as the Global Target 15 Trust unless a specific procedure is negotiated in advance with the U.K. Inland Revenue (see "What is the Federal Tax Status of Unit Holders?"). In the absence of agreeing to such a special procedure, U.S. Unit holders should note that they may not in practice be able to claim a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index from the U.K. Inland Revenue.


A U.K. company may elect to pay a dividend as a foreign income dividend rather than as an ordinary dividend. If a company, the shares of which are held in the Trust, pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unit holder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unit holders who are not resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

U.K. Inheritance Tax. An individual Unit holder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the Trust on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by the individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.


Stamp Tax. In connection with a transfer of Equity Securities listed in the FT Index and held in the Trust, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Equity Securities. Upon acquisition of the Equity Securities in the Trust, the Trust paid such tax. It is anticipated that upon the sale of such Equity Securities such tax will be paid by the purchaser thereof and not by the Trust.


HONG KONG TAXATION

The following summary describes the Hong Kong tax consequences relating to those Equity Securities held by the Trust and listed on the Hang Seng Index under existing law to U.S. Unit holders of Units of the Trust.
This discussion is for general purposes only and assumes that such Unit holder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unit holders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unit holders of the Trust relating to those Equity Securities listed on the Hang Seng Index are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unit holder of the Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his Units.

Hong Kong Estate Duty. Units of the Trust will not give rise to a liability to Hong Kong estate duty.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The portfolio of the Trust consists of 15 common stocks of companies which are components of the DJIA, the FT Index and the Hang Seng Index. Specifically, the portfolio consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business three days prior to the date of Part I of this Prospectus in the case of the FT Index stocks and the Hang Seng Index stocks and two days prior to the date of Part I of this Prospectus in the case of the DJIA stocks. The yield for each Equity Security was calculated by adding together the most recent interim and final dividend declared (in the case of the Equity Securities listed in the FT Index and the Hang Seng Index) or annualizing the most recent quarterly or semi-annual dividend declared (in the case of the Equity Securities listed in the DJIA) and dividing the result by the market value of the Equity Security as of the close of business three business days prior to the date of Part I of this Prospectus in the case of the FT Index stocks and the Hang Seng Index stocks and two business days prior to the date of Part I of this Prospectus in the case of the DJIA stocks (the "Stock Selection Date"). An investment in the Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA, FT Index and the Hang Seng Index with the highest dividend yields may be effective in achieving the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each Index as a group. Due to the short duration of the Trust, there is no guarantee that the Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses.

The DJIA is comprised of 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA made after the Stock Selection Date will not cause a change in the identity of the common stocks included in the Trust Portfolio, including any additional Equity Securities deposited in the Trust.

The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies, which are highly capitalized, major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the FT Index are made entirely by the editors of The Financial Times without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers or because of poor share performance, but from time to time, changes may be made to achieve a better representation. The components of the FT Index may be changed at any time for any reason. Any changes in the components of the FT Index made after the Stock Selection Date will not cause a change in the identity of the common stocks included in the Trust, including any additional Equity Securities deposited thereafter.

The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Stock Exchange"), and includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange. Any changes in the components in the Hang Seng Index made after the Stock Selection Date will not cause a change in the identity of the common stocks included in the Trust, including any additional Equity Securities deposited thereafter.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolio as of the Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the respective Index, or may not currently meet the Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trust if the selection process was to be performed again at a later time.

The Dow Jones Industrial Average

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes made to the list. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation                   Goodyear Tire & Rubber Company
Allied Signal                      International Business Machines Corporation
Aluminum Company of America        International Paper Company
American Express Company           McDonald's Corporation
Bethlehem Steel Corporation        Merck & Company, Inc.
Boeing Company                     Minnesota Mining & Manufacturing Company
Caterpillar Inc.                   J.P. Morgan & Company, Inc.
Chevron Corporation                Philip Morris Companies, Inc.
Coca-Cola Company                  Proctor & Gamble Company
Walt Disney Company                Sears, Roebuck & Company
E.I. du Pont de Nemours & Company  Texaco, Inc.
Eastman Kodak Company              Union Carbide Corporation
Exxon Corporation                  United Technologies Corporation
General Electric Company           Westinghouse Electric Corporation
General Motors Corporation         Woolworth Corporation

The Financial Times Industrial Ordinary Share Index

The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The following stocks are currently represented in the FT Index:

ASDA Group                      Glaxo Wellcome Plc
Allied Domecq Plc               Grand Metropolitan
BICC Plc                        Guest Keen & Nettlefolds (GKN) Plc
BOC Group                       Guinness
BTR Plc                         Hanson Plc
Blue Circle Industries Plc      Imperial Chemical Industries Plc
Boots Co                        Lucas Industries Plc
British Airways                 Marks & Spencer
British Gas Plc                 National Westminster Bank
British Petroleum               Peninsular & Oriental Steam Navigation Company
British Telecom Plc             Reuters Holdings
Cadbury Schweppes               Royal Insurance Holdings
Courtaulds Plc                  SmithKline Beecham
EMI Group Plc                   Tate & Lyle
General Electric Plc            Vodaphone Plc


The Hang Seng Index

The Hang Seng Index was first published in 1969 and consists of 33 of the 358 stocks currently listed on the Hong Kong Stock Exchange. The Hang Seng Index is comprised of the following companies:

Amoy Properties Ltd.                Hong Kong Telecommunications Ltd.
Bank of East Asia                   Hopewell Holdings
Cathay Pacific Airways              Hutchison Whampoa
Cheung Kong                         Hysan Development Company Ltd.
China Light & Power                 Johnson Electric Holdings
Citic Pacific                       New World Development Co. Ltd.
First Pacific Company Ltd.          Oriental Press Group
Great Eagle Holdings                Shangri-La Asia Ltd.
Guangdong Investment                Shun Tak Holdings Ltd.
HSBC Holdings Plc                   Sino Land Co. Ltd.
Hang Lung Development Company       South China Morning Post (Holdings) Ltd.
Hang Seng Bank                      Sun Hung Kai Properties Ltd.
Henderson Investment Ltd.           Swire Pacific (A)
Henderson Land Development Co. Ltd. Television Broadcasts
Hong Kong and China Gas             Wharf Holdings
Hong Kong Electric Holdings Ltd.    Wheelock & Co.
Hong Kong and Shanghai Hotels

Neither the publishers of the DJIA, FT Index nor the Hang Seng Index have granted the Trust or the Sponsor a license to use their respective Index. Units of the Trust are not designed so that prices will parallel or correlate with movements in any particular index or a combination thereof and it is expected that their prices will not parallel or correlate with such movements. The publishers of the DJIA, FT Index and the Hang Seng Index have not participated in any way in the creation of the Trust or in the selection of stocks in the Trust and have not approved any information related thereto.


The following table compares the actual performance of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in each of the FT Index, Hang Seng Index and the DJIA, a combination of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT

Index, Hang Seng Index and the DJIA (the "Combined Strategy"), the FT
Index, the Hang Seng Index, the DJIA and a combination of the three indices (the "Combined Indices") in each of the 20 years listed below, as of December 31 in each of those years and for 1996, through September
30, 1996. All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms).



                                                  COMPARISON OF TOTAL RETURN (2)

               Total Returns of the 5 Lowest Priced
          of the 10 Highest Dividend Yielding Strategies (1)                       Index Total Returns
          __________________________________________________       _____________________________________________________
                        Hang Seng                   Combined                        Hang Seng                    Combined
Year      FT Index      Index          DJIA         Strategy       FT Index         Index           DJIA         Indices
____      ________      _________      ____         ________       ________         _________       ____         ________
1976      -13.84%        35.73%         40.80%      20.90%         -31.50%           42.72%          22.75%       11.32%
1977       87.78%        -8.82%          5.64%      28.20%          82.48%           -4.04%         -12.76%       21.89%
1978       10.27%         4.16%          1.26%       5.23%          17.06%           23.10%           2.62%       14.26%
1979       12.28%       111.92%          9.91%      44.70%          12.57%           77.99%          10.52%       33.69%
1980       52.30%        64.71%         40.53%      52.51%          41.90%           65.48%          21.45%       42.94%
1981       -2.47%        -1.08%          3.64%       0.03%         -24.09%          -12.34%          -3.40%      -13.27%
1982       -5.86%       -44.35%         41.88%      -2.77%         -15.15%          -48.01%          25.84%      -12.44%
1983       25.52%       -14.81%         36.11%      15.61%           9.39%           -2.04%          25.68%       11.01%
1984       16.66%        62.09%         10.88%      29.88%         -18.51%           42.61%           1.07%        8.39%
1985       78.24%        46.09%         37.84%      54.06%          93.09%           50.95%          32.83%       58.96%
1986       22.02%        61.99%         30.31%      38.11%          27.59%           51.16%          26.96%       35.24%
1987       47.39%        -1.32%         11.06%      19.04%          76.82%           -6.67%           6.00%       25.38%
1988       21.17%        48.87%         21.22%      30.42%           2.50%           20.55%          15.97%       13.01%
1989       24.71%         9.03%         10.49%      14.74%           9.34%           10.17%          31.74%       17.08%
1990       20.25%         8.68%        -15.27%       4.55%          32.01%           12.03%          -0.61%       14.48%
1991       25.79%        55.75%         61.79%      47.78%          11.13%           48.31%          23.99%       27.81%
1992        0.88%        25.21%         22.88%      16.32%         -21.14%           33.67%           7.37%        6.63%
1993       43.64%       115.23%         33.82%      64.23%          15.81%          121.23%          16.74%       51.26%
1994        6.79%       -28.54%          8.08%      -4.56%           7.90%          -28.85%           4.94%       -5.34%
1995       10.81%         4.52%         30.26%      15.19%          16.49%           26.98%          36.47%       26.65%
1/1/96-     4.49%         5.69%         19.11%       9.76%           8.47%           20.65%          16.80%       15.30%
9/30/96


[FN]
______________
Source: Datastream International, Inc. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations. The annual figures in the charts have been adjusted to take into account the effect of currency exchange rate fluctuations against the U.S. dollar.

(1) The Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the respective index, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined Strategy merely averages the Total Return of the stocks which comprise the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 20 years listed above, and for 1996, through September 30, 1996, the Combined Strategy of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks achieved an average annual total return of 22.50%, which exceeded that of the average total return of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in each of the FT Index, Hang Seng Index and the DJIA, which were 20.90%, 20.08% and 20.72%, respectively. In addition, over this period the Combined Strategy of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks achieved a greater average annual total return than that of the FT Index, Hang Seng Index, DJIA and a combination of all three indices, which were 12.55%, 20.23%, 14.14% and 17.85%, respectively. Although the Trust seeks to achieve a better performance than the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in each of the respective indices and each of the indices as a whole, and a combination thereof, there can be no assurance that the Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the Combined Strategy and the Combined Indices and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the Trust will outperform either the Combined Strategy or the Combined Indices over its one-year life or over consecutive rollover periods, if available.

_________________
* The $10,000 initial investment was converted into local currency using the opening exchange rate at the beginning of each period. The year-end total in either British pounds sterling or Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the previous table, the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the Combined Strategy underperformed the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks of each respective index and each index as a whole or combination thereof, respectively, in certain years. Accordingly, there can be no assurance that the Trust's Portfolio will outperform the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks of each respective index and each index as a whole or combination thereof over the life of the Trust or over consecutive rollover periods, if available. A Holder of Units in the Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the returns shown above are based. The Total Return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and the Trust may not be fully invested at all times.

What are Some Additional Considerations for Investors?

The Trust consists of different issues of Equity Securities, all of which are listed on either domestic or foreign securities exchanges. In addition, each of the companies whose Equity Securities are included in a portfolio are actively traded, well established corporations.

The Trust consists of such of the Equity Securities listed under the Trust's "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities are no longer among the five lowest priced of the ten common stocks in the respective Index with the highest dividend yield.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities orthe general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in the Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of the Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

Foreign Issuers. Since certain of the Equity Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in the Trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the Foreign Equity Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by the Trust.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP") in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU"), formerly known as the European Economic Community (the "EEC"). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, is currently ruled by the British Government through an appointed Governor. Hong Kong will revert to Chinese sovereignty effective July 1, 1997 with Hong Kong becoming a Special Administrative Region ("SAR") of China. Hong Kong's new constitution will be the Basic Law (promulgated by China in 1990), which will take effect upon the resumption of Chinese sovereignty. The current Hong Kong government generally follows a laissez-faire policy toward industry. There are no major import, export or foreign exchange restrictions. At the present time, regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S.

dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Legislation has been enacted in Hong Kong that will extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government will be terminated on June 30, 1997. It is expected that such bodies will be subsequently reconstituted in accordance with China's interpretation of the Basic Law. China and Great Britain have also yet to resolve their differences or other issues relating to the reversion to sovereignty. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust.

It should be noted by investors that the Trust terminates after the July 1, 1997 reversion to the sovereignty of China. The Sponsor is unable to predict the level of market liquidity or volatility which may occur after the reversion to sovereignty, both of which may negatively impact the Trust and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States. President Clinton recently signed an executive order renewing China's MFN Status for another year which Congress must review. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Trust. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992, and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. Any downturn in economic growth or increase in the rate of inflation in China could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues may have an adverse impact on the performance of the Trust, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional Equity Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted.

Exchange Rate. The Trust is mainly comprised of Equity Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:


                         Foreign Exchange Rates
            Range of Fluctuations in Foreign Currencies

                    United Kingdom
Annual              Pound Sterling/                        Hong Kong/
Period              U.S. Dollar                            U.S. Dollar
______              ______________                         ___________
1983                0.616-0.707                            6.480-8.700
1984                0.670-0.864                            7.774-8.050
1985                0.672-0.951                            7.729-7.990
1986                0.643-0.726                            7.768-7.819
1987                0.530-0.680                            7.751-7.822
1988                0.525-0.601                            7.764-7.912
1989                0.548-0.661                            7.775-7.817
1990                0.504-0.627                            7.740-7.817
1991                0.499-0.624                            7.716-7.803
1992                0.499-0.667                            7.697-7.781
1993                0.630-0.705                            7.722-7.766
1994                0.610-0.684                            7.723-7.750
1995                0.610-0.653                            7.726-7.763


Source: Bloomberg L.P.


               End of Month Exchange Rates
                 for Foreign Currencies
          _____________________________________
                      United Kingdom        Hong
                      Pound Sterling/       Kong/U.S.
Monthly Period        U.S. Dollar           Dollar
______________        ______________        _________
1992:
   January            .559                  7.762
   February           .569                  7.761
   March              .576                  7.740
   April              .563                  7.757
   May                .546                  7.749
   June               .525                  7.731
   July               .519                  7.732
   August             .503                  7.729
   September          .563                  7.724
   October            .641                  7.736
   November           .659                  7.742
   December           .662                  7.744
1993:
   January            .673                  7.734
   February           .701                  7.734
   March              .660                  7.731
   April              .635                  7.730
   May                .640                  7.724
   June               .671                  7.743
   July               .674                  7.761
   August             .670                  7.755
   September          .668                  7.734
   October            .676                  7.733
   November           .673                  7.725
   December           .677                  7.723
1994:
   January            .664                  7.724
   February           .673                  7.727
   March              .674                  7.737
   April              .659                  7.725
   May                .662                  7.726
   June               .648                  7.730
   July               .648                  7.725
   August             .652                  7.728
   September          .634                  7.727
   October            .611                  7.724
   November           .639                  7.731
   December           .639                  7.738
1995:
   January            .633                  7.732
   February           .631                  7.730
   March              .617                  7.733
   April              .620                  7.742
   May                .630                  7.735
   June               .627                  7.736
   July               .626                  7.738
   August             .645                  7.741
   September          .631                  7.732
   October            .633                  7.727
   November           .652                  7.731
   December           .645                  7.733
1996:
   January            .661                  7.728
   February           .653                  7.731
   March              .655                  7.734
   April              .664                  7.735
   May                .645                  7.736
   June               .644                  7.741
   July               .642                  7.735
   August             .639                  7.733
   July               .642                  7.735
   August             .639                  7.733
   September          .639                  7.733

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge with respect to the Trust equal to the difference between the maximum sales charge for the Trust (2.90% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.19 per Unit) divided by the amount of Units outstanding. A deferred sales charge of $.019 will also be assessed per Unit per month on the dates set forth under "Public Offering Price" in
Part I of this Prospectus. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.90% of the Public Offering Price.

During the initial period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding.

The aggregate U.S. dollar value of the Equity Securities will be computed on the basis of the offering side value of the relevant exchange rate as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions.

The minimum purchase of Units of the Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount.

The sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


Dollar Amount of                                                                       Maximum
Transaction at                                                                         Sales              Net Dealer
Public Offering Price                                             Discount             Charge             Concession
_____________________                                             ________             _______            __________
$ 50,000 but less than $100,000                                   0.30%                2.60%              1.75%
$100,000 but less than $150,000                                   0.65%                2.25%              1.50%
$150,000 or more                                                  No upfront load      1.90%              1.15%


Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of the Global Target 15 Trust, United Kingdom Trust, Hong Kong Trust, Target 5 Trust or the Target 10 Trust for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to the Trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust subject to a deferred sales charge of $.019 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates, will be able to purchase Units at the Public Offering Price less the applicable dealer concession.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary market, subject only to the deferred portion of the sales charge, or during the secondary market at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale at the close of business on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The aggregate value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. During such period, the Sponsor may deposit additional Equity Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 1.80% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $0.10 per Unit on purchases by Rollover Unit holders. However, resales of Units of the Trust by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. Notwithstanding the foregoing, with respect to sales of Units of the Trust with total assets which equal or exceed $30 million, dealers and others who sell over $10 million in Units will receive a total concession of $.20 per Unit ($.120 per Unit for Rollover Units) while dealers and others who sell over $20 million in Units will receive a total concession of $.215 per Unit ($.135 per Unit for Rollover Units). With respect to sales of Units of the Trust with total assets of less than $30 million, dealers and others who sell over $10 million in Units will receive a total concession of $.19 per Unit ($.110 per Unit for Rollover Units) while dealers and others who sell over $20 million in Units will receive a total concession of $.20 per Unit ($.120 per Unit for Rollover Units). The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to the Trust.


From time to time the Sponsor may implement programs under which dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average ("DJIA"), corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trust may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the Standard & Poor's 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trust will receive a gross sales commission equal to a maximum of 2.90% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of the Trust on the Initial Date of Deposit) and the cost of such Equity Securities to the Sponsor. See Note
(2) of the "Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge of 2.90%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. Only Unit holders who elect to hold Units in uncertificated form are eligible to participate as a Rollover Unit holder. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See each "Summary of Essential Information" in Part I of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Not less than 30 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders. Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust. Dividends received with respect to the Equity Securities are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the Unit holder must inform the Trustee of their election within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a Unit holder of the Trust, the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars as of the Evaluation Time set forth under the "Summary of Essential Information" in Part I of this Prospectus. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time (or as of any earlier closing time on a day on which the applicable securities exchange is scheduled in advance to close at such earlier time), or on a day which is not a business day, as defined under "How is the Public Offering Price Determined?", the date of tender is the next business day and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. The London Stock Exchange and the Hong Kong Stock Exchange are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Equity Securities will continue to trade on those days and thus the value of the Trust may be significantly affected on days when a Unit holder cannot sell or redeem his Units. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit and the secondary market Public Offering Price will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable liquidation costs). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (i) amounts representing any applicable taxes or governmental charges payable out of the Trust; (ii) any amounts owing to the Trustee for its advances; (iii) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (iv) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (v) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities for purposes of the Redemption Price and Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and includes the applicable liquidation costs associated with the sale of Foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trust held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he so desires by the Rollover Notification Date specified in the "Summary of Essential Information" appearing in Part I of this Prospectus.

All Units of Rollover Unit holders will be redeemed in-kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Trustee, acting in its capacity as Distribution Agent, on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in each "Summary of Essential Information" in Part I of this Prospectus), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will engage an affiliate of the Trustee as its agent to sell the distributed Equity Securities. The Sponsor will attempt to sell the Equity Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one day, given that the Equity Securities are usually highly liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Equity Securities of the Trust and thereby affect the length of the sale period somewhat. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, the terminating Trust (and the Distribution Agent on behalf of Rollover Unit holders) may sell Equity Securities to the New Trust if those Equity Securities continue to meet the Trust's strategy by remaining among the five lowest priced of the ten highest dividend-yielding securities in the respective Index. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of the Trust.

The Rollover Unit holders' proceeds will be invested in the New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered in such state and being offered. The portfolio of a New Trust will contain common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business three business days prior to the Initial Date of Deposit in the case of FT Index stocks and Hang Seng Index stocks and two business days prior to the Initial Date of Deposit in the case of DJIA stocks. Any Rollover Unit holder may thus be redeemed out of the Trust and become a holder of an entirely different Trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.19 per Unit for the New Series of the Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust Units as quickly as possible, dependent upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust Units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust Units, whether units of similar trusts will be available or the aggregate number of New Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust Units or units of a similar trust will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as the Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust or similar trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to the second semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trust or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May Units be Redeemed?" The Sponsor may modify the terms of the New Trust or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities for the Trust. In acting in such capacity, the Sponsor will be held subject to the restrictions under the Investment Company Act of 1940, as amended.



The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker-dealers to execute the Trust's portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment Trust have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other
Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of the Trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information" in Part I of this Prospectus. The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that the Trust may be reduced below the Discretionary Liquidation Amount and that the Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders. Unit holders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to United States Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in Part I of this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Part I of this Prospectus and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 This page is intentionally left blank.


Page 34

                 This page is intentionally left blank.



Page 35

CONTENTS:

The First Trust Special Situations Trust Series:
    What is The First Trust Special Situations Trust?     1
    What are the Expenses and Charges?                    2
    What is the Federal Tax Status of Unit Holders?       3
       United Kingdom Taxation                            7
       Hong Kong Taxation                                 8
    Why are Investments in the Trust Suitable for
       Retirement Plans?                                  9
Portfolio:
    What are Equity Securities?                           9
       The Dow Jones Industrial Average                  10
       The Financial Times Industrial Ordinary
           Share Index                                   11
       The Hang Seng Index                               11
    What are Some Additional Considerations
       for Investors?                                    14
      Risk Factors                                       14
         Legislation                                     16
         Foreign Issuers                                 16
         United Kingdom                                  17
         Hong Kong                                       17
         Exchange Rate                                   18
Public Offering:
    How is the Public Offering Price Determined?         21
    How are Units Distributed?                           22
    What are the Sponsor's Profits?                      24
    Will There be a Secondary Market?                    24
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
       Transferred?                                      25
    How are Income and Capital Distributed?              25
    What Reports will Unit Holders Receive?              26
    How May Units be Redeemed?                           27
    Special Redemption, Liquidation and
       Investment in a New Trust                         28
    How May Units be Purchased by the Sponsor?           29
    How May Equity Securities be Removed
       from the Trust?                                   30
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  31
    Who is the Trustee?                                  31
    Limitations on Liabilities of Sponsor and Trustee    31
    Who is the Evaluator?                                32
Other Information:
    How May the Indenture be Amended
       or Terminated?                                    32
    Legal Opinions                                       33
    Experts                                              33

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

                         GLOBAL TARGET 15 TRUST


                               Prospectus
                                 Part II


                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141


                                Trustee:

                        The Chase Manhattan Bank
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


Page 36


                               -APPENDIX-

The graph which appears on page 13 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1976 in those stocks which comprise the Combined Strategy and the Combined Indices as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1976 in the stocks which comprise the Combined Strategy would on September 30, 1996 be worth $709,611 and $314,978, had the $10,000 been invested in the Combined Indices as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.



               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule


                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 168, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series, The First Trust Special Situations Trust, Series 108 and The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 Target 10 Trust, Series 8, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 168, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 2, 1996.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 168

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   October 2, 1996
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated October 2, 1996 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-11951) and related Prospectus of The First Trust Special Situations Trust, Series 168.



                                               ERNST & YOUNG LLP


Chicago, Illinois
October 2, 1996


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 168 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                           S-6